Exhibit 4.20.1

Additional Agreement No. 1

to Contract on connection of telecommunication networks as amended by Agreement No.1097-05 dated December 27, 2005 , between OAO Rostelecom and OJSC VolgaTelecom

Moscow	Dated: July 24, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and VolgaTelecom, Open Joint-Stock Company, hereinafter referred to as the “Operator”, represented by OJSC VolgaTelecom General Director Sergey Valeryevich Omelchenko, authorized to act by the Charter, on the other part hereinafter collectively referred to as the “Parties”, and severally, as “Party”, have entered into this Additional Agreement (hereinafter, “the Agreement”) on the incorporation of the below-listed amendments to the Contract on Network Connection (hereinafter, “the Contract”), as follows:

1.                   Clause 1.6 of the Contract shall be amended as follows:

“Subscribers” (Users) collectively mean subscribers with whom the Operator has entered into the agreement on rendering such services and providing for these purposes   subscriber number or unique identifier, as well as  subscribers of telecommunication services under agreement concluded with Associated Operators on provision of such services and providing for these purposes subscriber number or unique identifier.

2.               Clause 1.7. of the Contract shall be amended as follows:

“1.7. “Associated Operator” shall mean a telecommunications operator who meets all of the following criteria:

a) the telecommunication network of such an operator is interconnected into the network of the Operator on the local and/or zonal level;

b) such an operator on the basis of a correspondent contract concluded between this operator and Rostelecom, or between this operator and The Operator on behalf of Rostelecom performs billing of its Users for Long-Distance and International Telecommunication services rendered by Rostelecom or the Operator on behalf of Rostelecom or Rostelecom performs billing with the Users of such an operator for Long-Distance and International Telecommunication Services rendered by Rostelecom.

Subparagraph “b” shall become effective within 90 days following publication of the RF regulatory legal act that allows the operator to transmit information required by telecommunication operators in order to perform settlements for telecommunication services and consider claims on individual subscribers, without such subscriber’s written consent.

3.               In clause 1.13. of the Contract, the words “Operator’s Subscribers” shall be substituted by the word “Subscribers”.

4.               Paragraph 3.3 shall be added by a paragraph as follows:

“3.3.12. “To inform Rostelecom on the numbering capacity of the Associated Operators and its changes. The Operator no later than the last day of the Reporting Period submits to Rostelecom the detailed information on numbering capacity of the Associated Operators in accordance to Appendix 5”.

5.               Clause 6.1. of the Contract shall be amended as follows:

“6.1. Terms of payment for Traffic Admission Services:

6.1.1. Rostelecom shall pay for Traffic admission services in accordance with tariffs specified in Appendix No. 1 attached herein.  The cost of Traffic admission Services for the Reporting period is calculated on the basis of the data on the natural volumes of the rendered Traffic admission Services during the Reporting period.

6.1.2. Rendering Traffic Admission Services billing is calculated on a minutely basis commencing from the 1st second of the connection and the rounding up of the time of the connection up to the whole minute;

6.1.3. Connections with duration less than 6 seconds, except for connections through codes 803 X1X2X3, and DEFX1X2X3 of mobile telecommunication operators shall not be rated;

6.1.4. Time of the connections performed through codes 803 X1X2X3 is calculated from the 1st second of the connection.

6.               Clause 12.1. of the Contract shall be amended as follows:

The Agreement is valid for the period of one year from the moment of its coming into effect. If neither Party announces termination of this Agreement thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent year. The number of periods for which the effect hereof can be prolonged is not limited.

7.               The following Paragraph shall be included in Appendix 1:

1.3. The cost of services of update of information on subscribers in the database, on the basis of update of aggregated valid information of a single personal account of a Subscriber shall be as follows:

No.	Description of the service	Roubles, excluding VAT
1.	Update of the information on Subscribers of the Operator	1.00
2.	Update of the information on Subscribers of the Associated Operators	2.00

8.               – Appendix No. 7 of the Agreement shall be amended as follows:

Appendix No. 7 to Contract
as amended by Agreement No.1097-
05 dated December 27, 2005.

SETTLEMENT PROCEDURE FOR TRAFFIC ADMISSION SERVICES

Whereas the Parties acknowledge and recognize that the amount and terms of payments for Traffic Admission Services rendered by the Operator to Rostelecom are directly related to the Parties’ performance of their obligations under Contract No. 1096-05 (748-05-23) dated December 27, 2005 (“Assistance Agreement” hereinafter) concluded between them, the Parties agree to establish the following procedure of settlements hereunder:

1. Rostelecom shall pay to the Operator for Traffic admission services rendered to Rostelecom by the Operator remuneration in accordance with terms and amounts specified hereinafter. Total amount of financial obligations payable by Rostelecom for services rendered by the Operator to Rostelecom in relevant billing period shall be determined in accordance with the Services Report for the Reporting period.

2. No later than the 25th day of the Billing period Rostelecom is obliged to transfer to the Operator the sum in the amount X, equal to the summary cost of the traffic admission Services rendered by the Operator during all periods preceding the Billing period, unpaid for by Rostelecom, the cost of which has been calculated in accordance with Appendix 1 to the Agreement. At that, the maximum amount of X, due to payment in every Billing period equals   Z, the value of which is calculated by the following formula:

Y - is equal to the value calculated in Clause 2.2. of Appendix 7 of the Assistance agreement for the corresponding Billing period.

The calculated sum X is reckoned by the Operator on account of payment for the traffic admission Services rendered to Rostelecom under this Agreement, during all its validity periods in the part where these services are not paid for at the moment of payment calculation. The Parties agree that the payments are in the first place accounted against the payment for traffic admission Services rendered during earlier periods.

3. Rostelecom transfers to the Operator payments in accordance with par. 2 hereof until the total amount of payments transferred by Rostelecom hereunder equals the total cost of the traffic admission Services rendered to Rostelecom by the Operator hereunder.

4. The Operator shall issue invoices for payments to Rostelecom in accordance with paragraph 2 of this Appendix for amounts determined in accordance with terms specified in aforesaid paragraph by 20th day of the month in which relevant payment is to be effected.

5. In case by the 25th day of the Billing period the total cost of the traffic admission Services rendered to Rostelecom by the Operator in accordance with the Act of services rendered during the corresponding Reporting period, exceeds the amount of the Accrued income for the telecommunications Services rendered by Rostelecom to the Users during the corresponding Reporting period, with the deduction of Potential income of the Operator from the  services connected with them, rendered to Rostelecom by the Operator in accordance with Assistance agreement, the difference between the indicated amounts must be paid by Rostelecom to the Operator before the 25th day of the Billing period in addition to the amount X due to payment in accordance with par. 2 hereof. At that, the Potential income is calculated as the sum of Accrued income multiplied by the service payment rate and the remuneration for the performance of the actions specified in Appendix 2 to the Assistance agreement.

6. Para. 2-4 of this Appendix 7 are not applied by the accounts settlement between the Parties for the traffic admission Services rendered to Rostelecom by the Operator, in connection with the rendering by Rostelecom of the long-distance and international telecommunication services to the Users of Associated Operators, the accounts settlement with such Users are performed by the indicated Associated Operator on commission of Rostelecom. Such traffic admission Services rendered during the Reporting period are paid for by Rostelecom before the 25th day of the Billing period, in corpore.

7. In order to terminate (full or partial) the obligations specified in this Appendix and mutual obligations of the Parties arising from Assistance Agreement the Parties shall perform monthly offset counterclaims by execution of Offset Acts in due dates set for fulfillment of such obligations by the Parties in accordance with terms specified herein and in Assistance Agreement.

OAO Rostelecom:	OJSC VolgaTelecom
Legal address:	Legal address:
5, Delegatskaya st.,
Moscow, 127091
General Director
General Director

S.V. Omelchenko
D.Ye. Yerokhin	200
200	Seal here
Seal here

».

9.               This Agreement is an integral part of the Contract.

10.         All terms used in this Agreement have a meaning, fixed for them in the Contract.

11.         All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

12.         The agreement is issued in the Russian language in two original counterparts, one for  each Party.

13.         This Agreement comes into effect on the date of its execution. The Parties recognize that the terms and conditions of their Agreement shall apply to their relationships arising as from the date of the Contract on connection of telecommunication networks No.05-21/0155 dated October 24, 2003 as amended by Agreement No. 1097-05 dt. December 27, 2005.

14.         Details and Signatures of the Parties

OAO Rostelecom:	OJSC VolgaTelecom
Legal address:	Legal address:
5, Delegatskaya st.,
Moscow, 127091
General Director
General Director

S.V. Omelchenko
D.Ye. Yerokhin	Dt. 2006
Dt. 2006	Seal here
Seal here